Sub-Item 77C: Submission of matters to a vote of security holders

At a special meeting of shareholders, held on May 31, 2001, the following individuals were elected as directors of the registrant:
Allen R. Freedman, Dr. Robert M. Gavin, Jean L. King, Phillip O. Peterson, Robb L. Prince, Leonard J. Santow, Noel F. Schenker, Dr. Lemma W. Senbet and Joseph M. Wikler. Greater than 94% of the registrant's outstanding shares, voting at the meeting, were voted affirmatively for each of the directors elected at this meeting. David M. Znamierowski was elected as a director of the registrant at a meeting of the registrant's Board of Directors held on June 20, 2001.

At the same special meeting of shareholders, shareholders approved the following proposals:

--To approve a definitive investment management agreement for the registrant with Hartford Investment Financial Services Company. Ninety-three percent of the outstanding shares of the registrant,
voting at the meeting, voted FOR the proposal.   Fifty-two percent
of the outstanding shares of the registrant were present at the meeting.

--To approve a definitive sub-advisory agreement for the registrant with Hartford Investment Management Company. Ninety-two percent of the outstanding shares of the registrant, voting at the meeting, voted FOR the proposal. Fifty-two percent of the outstanding shares of the registrant were present at the meeting.

At an adjourned meeting of this same special meeting of shareholders, held on June 21, 2001, shareholders approved the following proposal:

--To approve the reorganization of the registrant from a Minnesota Corporation to a series of a Maryland corporation. Fifty-one percent of the outstanding shares of the registrant voted FOR the proposal.